(a)	The merger involved two series within the Integrity Managed Portfolios trust. It did not involve an outside registered investment company.

(b)

On September 28, 2012, Kansas Municipal Fund acquired all the net assets of Kansas Insured Intermediate Fund pursuant to a Plan of Reorganization approved by Kansas Insured Intermediate Fund on September 17, 2012. The acquisition was accomplished by a tax-free exchange of 1,788,059 shares of Kansas Municipal Fund (valued at $19,918,973) for 1,695,625 shares of Kansas Insured Intermediate Fund outstanding on September 28, 2012. Kansas Insured Intermediate Fund's net assets at that date ($19,918,973), including $1,380,074 of unrealized appreciation, were combined with those of Kansas Municipal Fund. The aggregate net assets of Kansas Municipal Fund and Kansas Insured Intermediate Fund immediately before the acquisition were $49,902,063 and $19,918,973, respectively. The Kansas Municipal Fund elected to maintain the tax cost basis of the investments acquired in the acquisition to align reporting of realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.